

May 26, 2022

Randy Hyzak
Executive Vice President and Chief Financial Officer
Las Vegas Sands Corp.
3355 Las Vegas Boulevard South
Las Vegas, NV 89109

> **Re: Las Vegas Sands Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 4, 2022**
> **File No. 001-32373**

Dear Mr. Hyzak:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

General

1. We note that a majority of your operations are conducted in Macao, a special administrative region of China. Please see the Sample Letter to China-Based Companies, available at: https://www.sec.gov/corpfin/sample-letter-china-based-companies, and revise your disclosure to address the legal and operational risks associated with being a China-based company, taking in to account your particular facts and circumstances. If you believe any of the comments in the letter do not apply to you, please explain why.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Segment Adjusted Property EBITDA, page 51

2. Please revise your disclosure to include a reconciliation from GAAP-based consolidated net income to Consolidated adjusted property EBITDA in your MD&A. We refer you to Item 10(e)(1)(i)(B) of Regulation S-K.

Randy Hyzak
Las Vegas Sands Corp.
May 26, 2022
Page 2

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Robert Telewicz, Accounting Branch Chief at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at (202) 551-6614 or Pamela Long at (202) 551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction